Exhibit 99.10

DEPOSIT AND DISTRIBUTION AGREEMENT Among TIME WARNER INC., COMPUTERSHARE INC., COMPUTERSHARE TRUST COMPANY, N.A., and TIME WARNER CABLE INC. Dated as of February 25, 2009

EXECUTION COPY

Schedule 1 Restricted Stock Held by Certain Directors Pursuant to Equity Compensation Plans	21

Schedule 10(c) TWX Authorized Representatives	22

Schedule 29 Payment of Dividends on TWX Common Stock	23

EXECUTION COPY

DEPOSIT AND DISTRIBUTION AGREEMENT

This Deposit and Distribution Agreement (this “Agreement”) is entered into as of this 25th day of February, 2009, between Time Warner Inc., a Delaware corporation (“TWX”), Computershare Inc., a Delaware corporation (“Computershare”), Computershare Trust Company, N.A., a national banking association (together with Computershare, the “Depository”), and Time Warner Cable Inc., a Delaware corporation (“TWCable”).  Unless otherwise provided herein, capitalized terms used herein shall have the meaning ascribed to such terms in Section 1 hereof.

WHEREAS, TWX, TWCable, Time Warner Entertainment Company, L.P., TW NY Cable Holding Inc., Warner Communications Inc., Historic TW Inc. and American Television and Communications Corporation have entered into a Separation Agreement, dated as of May 20, 2008 (as it may be amended from time to time, the “Separation Agreement”), for the purpose of distributing all of the shares of TWCable Capital Stock owned by TWX at the time of the Distribution to Eligible Holders as a Spin-Off, a Split-Off or a combination thereof (the “Distribution”);

WHEREAS, if, pursuant to the terms of the Separation Agreement, TWX elects to effect all or a portion of the Distribution as a Split-Off, TWX will commence an exchange offer (hereinafter referred to, together with any amendments or extensions thereof, as the “Exchange Offer”) to exchange outstanding shares of TWX Common Stock for shares of TWCable Capital Stock, upon the terms and subject to the conditions of the Offer to Exchange (the “Offer to Exchange”) and the related Letter of Transmittal (“Letter of Transmittal”), including the instructions set forth therein;

WHEREAS, pursuant to Section 3.01(e) of the Separation Agreement, TWX has agreed with TWCable to deposit or cause to be deposited, prior to the Distribution all of the shares of TWCable Capital Stock held by it or any of its Subsidiaries (the “Deposited TWCable Stock”) with a distribution agent;

WHEREAS, the Depository is a nationally recognized bank or trust company and is presently the transfer agent and registrar for the TWX Common Stock; and

WHEREAS, TWX desires that the Depository act as the distribution agent in connection with the Distribution, and the Depository has indicated its willingness to do so.

NOW, THEREFORE, in consideration of the mutual covenants contained herein the parties hereto agree as follows:

1.           Definitions

“Agreement” has the meaning ascribed thereto in the preamble to this Agreement.

“BNYMellon” shall mean Bank of New York Mellon, TWCable’s Stock Transfer Agent for, prior to the Recapitalization, TWCable Class A Common Stock and, following the Recapitalization and the TWCable Reverse Stock Split, if applicable, TWCable Common Stock.

“Clean-Up Dividend” means a pro rata dividend of any shares of TWCable Capital Stock owned by TWX or any of its Subsidiaries following the consummation or termination of the Exchange Offer.

“Computershare” has the meaning ascribed thereto in the preamble to this Agreement.

“Confidential Information” has the meaning ascribed thereto in Section 27(b) of this Agreement.

“Deposited TWCable Stock” has the meaning ascribed thereto in the recitals to this Agreement.

“Depository” has the meaning ascribed thereto in the preamble to this Agreement.

“Distribution” has the meaning ascribed thereto in the recitals to this Agreement.

“Distribution Record Date” shall mean a time and date to be determined, in accordance with the terms and conditions of the Separation Agreement, by the board of directors of TWX as the record date for determining the stockholders of TWX entitled to receive shares of TWCable Capital Stock in the Distribution if the Distribution is effected, in whole or in part, as a pro rata dividend (as a Clean-Up Dividend or as a Spin-Off).

“Direct Registration System” means a system administered by The Depository Trust & Clearing Corporation whereby registered security owners hold their assets on the books and records of the transfer agent in book-entry form.

“Eligible Holders” shall mean (i) to the extent that the Distribution is effected as a Spin-Off, the holders of Eligible Shares and (ii) to the extent that the Distribution is effected as a Split-Off, the holders of Eligible Shares validly tendered and not withdrawn pursuant to the Exchange Offer.

“Eligible Holders Deposit Period” has the meaning ascribed thereto in Section 5(b) of this Agreement.

“Eligible Shares” shall mean (i) to the extent that the Distribution is effected as a Spin-Off or in connection with a Clean-Up Dividend, the shares of TWX Common Stock outstanding on the Distribution Record Date other than the shares of TWX Common Stock held by certain directors of TWX that are subject to restrictions on transfers pursuant to equity compensation plans, as set forth on Schedule 1 attached hereto, and (ii) to the extent that the Distribution is effected as a Split-Off, the shares of TWX Common Stock outstanding and eligible for acceptance for exchange in the Exchange Offer.

“Exchange Offer” has the meaning ascribed thereto in the recitals to this Agreement.

“Letter of Transmittal” has the meaning ascribed thereto in the recitals to this Agreement.

“Offered Shares” has the meaning ascribed thereto in Section 2(a) of this Agreement.

“Offer to Exchange” has the meaning ascribed thereto in the recitals to this Agreement.

“Person” shall mean an individual or a partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or other entity, without regard to whether such entity is treated as disregarded for U.S. Federal income tax purposes.

                                “Recapitalization” means the filing with the Secretary of State of the State of Delaware by TWCable of an amended charter of TWCable pursuant to the terms of which, each of the outstanding shares of the TWCable Class A Common Stock and TWCable Class B Common Stock shall be automatically converted to one fully paid and non-assessable share of TWCable Common Stock.

“Separation Agreement” has the meaning ascribed thereto in the recitals to this Agreement.

“Shares Release Notification” shall mean irrevocable instructions from TWX to the Depository to deliver the appropriate number of shares of TWCable Capital Stock to the Eligible Holders (calculated pursuant to TWX’s written instructions which shall be consistent with Sections 3.02(a)-(c) of the Separation Agreement).

“Special Dividend” means a special cash dividend to be paid to holders of TWCable Class A Common Stock and TWCable Class B Common Stock as of a record date determined by the Board of Directors of TWCable pursuant to the terms of the Separation Agreement.

“Special Dividend Credit Agreement” shall mean the Credit Agreement, dated as of June 30, 2008, among TWCable, as the borrower, and the lenders party thereto, as it may be amended from time to time.

“Spin-Off” means the Distribution in the form of a dividend of shares of TWCable Capital Stock distributed to Eligible Holders on a pro rata basis.

“Split-Off” means the Distribution in the form of an exchange of TWCable Capital Stock for Eligible Shares.

“Stock Deposit” has the meaning ascribed thereto in Section 3(b) of this Agreement.

“Subsidiary” shall mean, with respect to a specified Person, a partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, or other entity at least 50% of the outstanding voting or equity interests of which are owned by such specified Person or by one or more other Subsidiaries of such specified Person; provided, however, that for purposes of this Agreement, none of TWCable or any of its Subsidiaries shall be considered a Subsidiary of TWX.

“TWCable” has the meaning ascribed thereto in the preamble to this Agreement.

“TWCable Capital Stock” shall mean (i) prior to the Recapitalization, collectively, the TWCable Class A Common Stock and the TWCable Class B Common Stock and (ii) from and after the Recapitalization and, if applicable, the TWCable Reverse Stock Split, the TWCable Common Stock.

“TWCable Class A Common Stock” shall mean the class A common stock of TWCable, par value $0.01 per share.

“TWCable Class B Common Stock” shall mean the class B common stock of TWCable, par value $0.01 per share.

“TWCable Common Stock” shall mean the common stock, par value $0.01 per share, of TWCable into which the issued and outstanding shares of TWCable Class A Common Stock and TWCable Class B Common Stock are reclassified in connection with the Recapitalization and, if applicable, after giving effect to the TWCable Reverse Stock Split.

“TWCable Reverse Stock Split” has the meaning ascribed thereto in Section 12 of this Agreement.

“TWX” has the meaning ascribed thereto in the preamble to this Agreement.

“TWX Common Stock” shall mean the common stock of TWX, $0.01 par value per share.

“TWX Deposit Period” has the meaning ascribed thereto in Section 4(a) of this Agreement.

2.           Appointment as Distribution Agent

(a)  TWX hereby appoints the Depository to serve as the Distribution Agent pursuant to the Separation Agreement and to hold the Deposited TWCable Stock for the purpose of (i) if TWX elects to effect all of the Distribution as a Spin-Off, distributing whole shares of Deposited TWCable Stock to the Eligible Holders as provided herein and/or aggregating the fractional shares of Deposited TWCable Stock that would otherwise be received by any Eligible Holder in the Distribution and, on behalf of such Eligible Holder, selling such shares (or causing such shares to be sold) in the open market and distributing the net proceeds thereof to the Eligible Holders as provided herein or (ii) if TWX elects to effect all or a portion of the Distribution as a Split-Off:  (x) exchanging the shares of TWCable Capital Stock (the “Offered Shares”) for Eligible Shares and (y) distributing the remaining shares of TWCable Capital Stock held by TWX or any of its Subsidiaries following the consummation or termination of the Exchange Offer, if any, to Eligible Holders in connection with a Clean-Up Dividend.

(b)  The Depository agrees to serve as the distribution agent upon the terms and conditions set forth herein.

(c)  If TWX elects to effect all or a portion of the Distribution as a Split-Off, TWX will deliver to the Depository before commencement of the Exchange Offer copies of each document that will be distributed to Eligible Holders in connection with the Exchange Offer, including a copy of the Offer to Exchange and a copy of the Letter of Transmittal to be used by Eligible Holders in effecting the exchange of Eligible Shares.

3.           Deposit of TWCable Capital Stock

(a)  TWX shall, or shall cause its Subsidiaries to, deposit with the Depository all of the shares of TWCable Capital Stock that it or any of its Subsidiaries holds as of such time (i) if TWX elects to effect all or a portion of the Distribution as a Split-Off, at the time TWCable borrows under the Special Dividend Credit Agreement or (ii) if TWX elects to effect the Distribution in whole as a Spin-Off, simultaneously with the receipt by TWX of its share of the Special Dividend.

(b)  If TWX elects to effect all of the Distribution as a Spin-Off, once TWX deposits the Deposited TWCable Stock with the Depository (the “Stock Deposit”), the Depository shall hold the Deposited TWCable Stock for the benefit of (i) TWX from the time of the Stock Deposit until the Distribution Record Date and (ii) the Eligible Holders from and after the Distribution Record Date until the completion of the Distribution.

(c)  If TWX elects to effect all or a portion of the Distribution as a Split-Off, once TWX deposits the Deposited TWCable Stock with the Depository, the Depository shall hold the Deposited TWCable Stock for the benefit of (i) TWX from the time of the Stock Deposit until the Eligible Shares are accepted for payment and (ii) Eligible Holders after Eligible Shares are accepted for payment until the completion of the Distribution.

(d)  Upon the receipt by TWX of its portion of the Special Dividend, TWX shall (i) direct TWCable and BNYMellon, as transfer agents and registrars of the Class B Common Stock and Class A Common Stock, respectively, to register the Deposited TWCable Stock in the name of Computershare as depository for the benefit of TWX until the Distribution Record Date and (ii) subject to and in accordance with the Separation Agreement, direct BNYMellon, as transfer agent and registrar of the TWCable Common Stock, following the Recapitalization , to register the Deposited TWCable Stock in the name of Computershare as depository for the benefit of TWX until the Distribution Record Date and as distribution agent on behalf of the Eligible Holders from the Distribution Record Date until such time as BNYMellon distributes the Deposited TWCable Stock pursuant the instructions received by Depository and the terms of this Agreement.

4.           Voting Authorization and Instruction from TWX

(a)  TWX hereby authorizes the Depository to vote the Deposited TWCable Stock on behalf of TWX during the period that the Depository holds the Deposited TWCable Stock for the benefit of TWX pursuant to Section 3 of this Agreement (the “TWX Deposit Period”), or to give written consent on behalf of TWX during the TWX Deposit Period, in person or by proxy, at all meetings of stockholders of TWCable (whether at regular or special meetings or pursuant to written consent), and in all proceedings in which the vote or consent, written or otherwise, of the holders of TWCable Capital Stock may be required or authorized by law; provided, however, that the Depository is only authorized to vote the Deposited TWCable Stock, or give written consent on behalf of TWX, in accordance with TWX’s express written instructions set forth in Section 4(b) of this Agreement.

(b)  For purposes of Section 4(a) of this Agreement, TWX hereby irrevocably instructs the Depository to vote, or give written consent with respect to, the Deposited TWCable Stock in the same proportion as all other shares of TWCable Capital Stock are voted, or with respect to which consent is provided, with respect to the particular matter subject to a vote or consent of TWCable stockholders; provided that TWX and the Depository shall have received from TWCable written notice regarding how the other shares of TWCable Capital Stock were voted or consented.

5.           Limited Powers; Beneficial Ownership

(a)  During the TWX Deposit Period, TWX shall remain the legal and beneficial owner of the Deposited TWCable Stock.  Except as specifically authorized by this Agreement, the Depository shall have no power or authority to sell, transfer, vote or otherwise deal in or with the Deposited TWCable Stock.

(b)  During the period that the Depository holds the Deposited TWCable Stock for the benefit of the Eligible Holders pursuant to Section 3 of this Agreement (the “Eligible Holders Deposit Period”), the Eligible Holders shall be deemed to be the beneficial owners of the Deposited TWCable Stock.

6.           Dividends and Distributions

(a)  If TWCable pays or issues cash dividends, makes other cash distributions on the Deposited TWCable Stock or effects the TWCable Reverse Stock Split during the TWX Deposit Period, the Depository shall accept and receive such dividends and distributions (including any cash-in-lieu payments in respect of the TWCable Reverse Stock Split).  Upon receipt of such TWCable dividends and distributions (including any cash-in-lieu payments in respect of the TWCable Reverse Stock Split), such dividends and distributions (including any cash-in-lieu payments in respect of the TWCable Reverse Stock Split) shall be immediately distributed by the Depository to TWX.

(b)  If TWCable pays or issues cash dividends or makes other cash distributions on the Deposited TWCable Stock (other than any cash-in-lieu payments in respect of the TWCable Reverse Stock Split) during the Eligible Holders Deposit Period or pays or issues any dividends or distributions in shares of TWCable Capital Stock during the TWX Deposit Period or the Eligible Holders Deposit Period, the Depository shall accept and receive such dividends and distributions.  Upon receipt of such TWCable dividends and distributions, such dividends and distributions shall be distributed by the Depository to the Eligible Holders pro rata upon the Distribution.

               (c)  In the performance of its duties to deliver dividends and distributions under this Agreement, the Depository shall not be obligated to risk its own funds and will not be liable for taxes or other charges related to the delivery of such dividends or distributions.

7.           Notification and Processing

If TWX elects to effect all or a portion of the Distribution as a Split-Off, in connection with the Exchange Offer and subject to Section 8(b) of this Agreement, the Depository is hereby authorized and directed, and hereby agrees to:

(a)  Mail, via first-class mail, postage prepaid, as soon as practicable following the Effective Time (as such term will be defined in the Offer to Exchange), to each Eligible Holder as of the Effective Time (i) a copy of the Letter of Transmittal (including the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) relating to Eligible Shares having thereon the name and address of such Eligible Holder, (ii) an envelope addressed to the Depository for use by such Eligible Holder in exchanging his or her Eligible Shares for Offered Shares, (iii) a copy of the letter from TWX to Eligible Holders in the form provided by TWX and (iv) a copy of the S-4, prospectus, broker instruction letters and the like.

(b)  Accept and respond promptly and accurately to all telephone requests for information relating to the exchange of Eligible Shares in connection with the Exchange Offer and, to the extent necessary, direct any inquiries to an information agent appointed by TWX.

(c)  Receive and examine all certificates for Eligible Shares submitted for exchange and accompanying Letters of Transmittal for proper execution in accordance with the terms thereof.  Such examination shall include a determination that such certificates for Eligible Shares are in proper form for transfer on the share registry books of the Depository and verification that no stop order has been issued against the shares represented by the surrendered certificates for Eligible Shares by reason of loss, theft, destruction or other invalidity.  If more than one person is the record holder of any Eligible Shares, the Letter of Transmittal must be signed by each record holder.  If a holder fails to submit all share certificates held by such holder (in contradiction of such holder’s instructions on the applicable Letter of Transmittal), the Depository shall contact such holder in writing to follow up regarding such other certificates (unless otherwise instructed by TWX).

(d)  Retain or return to Eligible Holders (as applicable) those exchange documents evidencing some deficiency in execution and make reasonable attempts to inform such Eligible Holder of the need to correct such deficiency.  The Depository shall maintain complete and accurate records in readily searchable paper, microfiche or computerized form of such deficiencies and returns, in compliance with applicable record retention laws, rules or regulations.

(e)  Accept exchanges signed by persons acting in a fiduciary or representative capacity only if such capacity is shown on the Letter of Transmittal and proper evidence of authority to act has been submitted to the Depository.

(f)  Accept exchanges from persons alleging loss, theft or destruction of certificates for Eligible Shares upon receipt of an appropriate affidavit of loss and a corporate bond of indemnity, each in such form and substance as approved by the Depository and which shall include indemnification of TWX and the Depository.

(g)  Accept exchanges of Eligible Shares held in book-entry form or, if so requested by TWX, instruct BNYMellon to issue Offered Shares other than in the name that appears on the certificates for Eligible Shares submitted for exchange, where (i) such certificates for Eligible Shares are duly endorsed or accompanied by appropriately signed stock powers, (ii) the signature thereon is guaranteed by a participant in a signature guarantee program approved by the Securities Transfer Association and (iii) any necessary stock transfer taxes are paid and proof of such payment is submitted or funds therefor are provided to the Depository, or it is established by the stockholder to the satisfaction of the Depository that no such taxes are due and payable.

(h)  Effect the exchange of Eligible Shares held in book-entry form and instruct BNYMellon to issue Offered Shares in the form of a Direct Registration System statement of ownership in a form reviewed in advance by TWX (as provided by BNYMellon).

(i)  Upon expiration of the Exchange Offer and assuming surrender of TWX certificate(s) and properly executed Letters of Transmittal, in accordance with the terms of the Offer to Exchange and subject to proration, instruct BNYMellon to issue Offered Shares registered in the name of the Persons who deliver such Letters of Transmittal and deliver a Direct Registration System statement of ownership to each such Person, registered in such names as are appropriate pursuant to properly executed Letters of Transmittal, for every share represented by such share certificate(s); provided that no fractional shares of Offered Shares shall be issued.  If requested by a stockholder in his or her written instructions to the Letter of Transmittal, arrange for the issuance of single certificates for all of the Offered Shares to which such stockholder is entitled or statement of holding reflecting offered Shares in the Direct Registration System.

(j)  Cancel all certificates for Eligible Shares accepted for exchange and retain such canceled certificates pending further instructions from TWX.  The Depository shall maintain complete and accurate records of such canceled shares in readily searchable paper, microfiche or computerized form, in compliance with applicable record retention laws, rules or regulations.

(k)  Instruct BNYMellon to promptly issue Direct Registration System statements of ownership, or, if requested by a stockholder, the issuance and delivery of stock certificates, of Offered Shares as provided in paragraph (i) above.

(l)  At the request of TWX, return to TWX any and all necessary records, information and material concerning and representing Eligible Shares in compliance with applicable laws, except to the extent Depository is required to retain, such records, information and material pursuant to applicable law.

(m)  On the payment date of the Clean-Up Dividend, as determined by the Board of Directors of TWX in accordance with Section 3.01(a) and Section 3.01(b) of the Separation Agreement, provide BNYMellon with instructions for the distribution of the remaining shares of TWCable Capital Stock, if any, to Eligible Holders as a Clean-Up Dividend.

8.           Distribution of Shares of TWCable Capital Stock

(a)  If TWX elects to effect all of the Distribution as a Spin-Off, the Depository is hereby authorized and directed to distribute the Deposited TWCable Stock to Eligible Holders by providing no later than seven business days following the Distribution Record Date (i) a list of Eligible Holders that sets forth the number of whole shares of TWCable Deposited Stock that each Eligible Holder is entitled to, to BNYMellon, (ii) a letter of instruction to BNYMellon directing BNYMellon to distribute the Deposited TWCable Stock in accordance with such list and (iii) to BNYMellon a full record list of the Eligible Holders, in a form and medium reasonably acceptable to TWCable and BNYMellon, which record list will include the address, tax identification number and Form W-9 certification of each Eligible Holder, to the extent the Depository has such information in its records.  In addition, the Depository is hereby authorized and directed to provide BNYMellon with a test file five business days prior to the Distribution Record Date.

(b)  Notwithstanding anything herein to the contrary, the Depository shall not transfer the Deposited TWCable Stock to Eligible Holders unless irrevocably instructed to do so by TWX in a Shares Release Notification, which notification shall be delivered pursuant to the terms of the Separation Agreement.  The Shares Release Notification shall also contain instructions on how to calculate the number of whole shares of Deposited TWCable Stock that each Eligible Holder is entitled to.

9.           Processing of Cash Payments

The Depository or Computershare, as applicable, is hereby authorized and directed, and hereby agrees to:

  (a)  Aggregate the fractional shares of TWCable Capital Stock that would otherwise be received by any Eligible Holder in the Distribution and, on behalf of such Eligible Holders, sell such shares (or cause them to be sold) in the open market, and distribute the net proceeds thereof to such Eligible Holders, after deducting any applicable taxes, brokerage charges and commissions on a pro rata basis.  Any such sales shall be in the Depository’s sole discretion and the Depository shall determine when, how, through which broker-dealer and at what price such shares shall be sold.  The Depository shall arrange for the issuance of a single check to each Eligible Holder for cash in lieu of fractional shares.

 (b)  If appropriate, deliver the cash in lieu of payment by first-class mail under the provisions of the Depository’s first-class mail bond protecting the Depository from loss or liability arising out of the non-receipt or non-delivery of such payment or arising out of the replacement thereof, for any deliveries where market value does not exceed the amount of the Depository’s first-class mail bond.  Any mail delivery exceeding such amount shall be delivered by registered mail or overnight mail and shall be insured separately for the replacement value of its contents at the time of mailing.  The Depository shall monitor the proper delivery of the aforesaid mailings.

 (c)  None of the parties hereto nor BNYMellon shall be liable to any Person in respect of any shares of TWCable Capital Stock (or dividends or distributions with respect thereto) or proceeds from a sale of such shares that are delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(d)  Pay, upon acceptance of Eligible Shares for exchange, any dividends or distributions declared on unexchanged shares; provided, however, that TWX shall promptly provide funds for such dividends or distributions.

  (e)  Withhold from the consideration otherwise payable to Eligible Holders pursuant to this Agreement such amounts as are required to be withheld with respect to the making of such payments under applicable tax law.  Any amounts withheld in accordance with this Section 9(e) shall be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled thereto.

(f)  Prepare and file with the appropriate governmental agency, and deliver to the appropriate persons, all tax information forms required to be filed and delivered with respect to dividend payments and any other distributions received by the Depository pursuant to this Agreement during each calendar year, or any portion thereof, during which the Depository performs services hereunder.

(g)  At the request of TWX, return to TWX any and all necessary records, information and material concerning and representing unexchanged Eligible Shares, except to the extent Depository is required to retain, such records, information and material pursuant to applicable law, rules or regulations.

(h)  The Depository shall, in compliance with applicable record retention laws, rules or regulations, keep and maintain on a continuing basis, in an easily searchable format complete and accurate records showing all transactions and communications with Eligible Holders, including (i) certificates for Eligible Shares surrendered, (ii) all Eligible Shares registered in book-entry format exchanged for TWCable Capital Stock in certificated or uncertificated form, (iii) all Offered Shares requisitioned from BNYMellon by the Depository, (iv) all cash payments or distributions of Deposited TWCable Common Stock made hereunder, (v) all documents returned to Eligible Holders as incomplete, deficient or inappropriate; (vi) all correspondence relating to lost or stolen Eligible Shares and (v) all letters of instruction or direction delivered hereunder.

(i)  TWX acknowledges that the bank accounts maintained by Computershare in connection with the services provided under this Agreement will be in the Depository’s name and that Computershare may receive investment earnings in connection with the investment at Computershare’s risk and for its benefit of funds held in those accounts from time to time.

10.       Concerning the Depository

             The Depository:

(a)  shall have no duties or obligations other than those specifically set forth herein or as may subsequently be requested of the Depository by TWX, with the consent of TWCable (not to be unreasonably withheld; provided, that to the extent any such request is inconsistent with the Separation Agreement, any failure to consent to such request shall be deemed to be reasonably withheld) or by TWCable, with the consent of TWX (not to be unreasonably withheld; provided, that to the extent any such request is inconsistent with the Separation Agreement, any failure to consent to such request shall be deemed to be reasonably withheld), with respect to the Distribution and agreed upon by the Depository; provided further, that to the extent that the Depository will incur any additional costs in order to carry out TWCable’s instructions, TWX shall be reimbursed from TWCable for the incurrence of any of such additional costs by the Depository; provided further, however, that TWCable shall not be responsible to reimburse TWX for costs relating to TWCable’s subsequent requests that are intended to address omissions or actions or instructions that have been erroneously performed or made by the Depository.

(b)  may rely on and shall be held harmless by TWX in acting upon any certificate, instrument, opinion, notice, letter, facsimile transmission, telegram or other document, or any security delivered to it, and reasonably believed by it to be genuine and to have been signed by the proper party or parties;

(c)  may rely on and shall be held harmless in acting upon written or oral instructions from the authorized representatives of TWX set forth on Schedule 10(c) with respect to any matter relating to its acting as Depository specifically covered by and not inconsistent with this Agreement; and

(d)  may consult with counsel satisfactory to it (including counsel for TWX) and shall be held harmless in relying on the written advice or opinion of such counsel in respect of any action taken, suffered or omitted by it pursuant to this Agreement in good faith and in accordance with such advice or opinion of such counsel.

11.        Compensation of the Depository by TWX

TWX shall pay fees for the services rendered hereunder, as set forth in the fee schedule separately agreed to between TWX and the Depository.  The Depository shall also be entitled to reimbursement from TWX for all reasonable and necessary expenses paid or incurred by it in connection with the administration by the Depository of its duties hereunder.

12.        TWCable Reverse Stock Split

The parties hereto acknowledge that the Board of Directors of TWCable has approved and TWCable may, at its discretion, following the Recapitalization but prior to the Distribution Record Date, implement a reverse stock split of the TWCable Common Stock whereby each three (3) shares of TWCable Common Stock, either issued and outstanding or held by TWCable as treasury stock, will be reclassified and changed into one (1) fully paid and nonassessable share of TWCable Common Stock (the “TWCable Reverse Stock Split”).

13.        Indemnification/Limitation of Liability

TWX covenants and agrees to indemnify and to hold the Depository harmless against any unreasonable, documented and itemized costs, expenses (including reasonable fees of its legal counsel), losses or damages, which may be paid, incurred or suffered by or to which it may become subject, arising from or out of, directly or indirectly, any claims or liability resulting from its actions as Depository pursuant hereto; provided that such covenant and agreement does not extend to, and the Depository shall not be indemnified with respect to, such costs, expenses, losses and damages incurred or suffered by the Depository as a result of, or arising out of, its negligence, gross negligence, recklessness, bad faith or willful misconduct or, subject to the provisions of Section 24 of this Agreement, failure of its record systems.

Promptly after the receipt by the Depository of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation, the Depository shall, if a claim in respect thereof is to be made against TWX, notify TWX thereof in writing.  TWX shall be entitled to participate at its own expense in the defense of any such claim or proceeding and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding.  In the event that TWX assumes the defense of any such suit or of any other legal action or proceeding, the Depository agrees to cooperate fully in such defense as and if requested by TWX.  In addition, if TWX assumes the defense of any such suit, or of any other legal action or proceeding notwithstanding any other provision hereof, the Depository shall not be entitled to reimbursement of counsel fees for separate counsel the Depository may retain with respect to such suit or other legal action or proceeding.  For the purposes of this Section 13, the term “expense or loss” means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled with the express written consent of the Depository, and all reasonable, documented and itemized costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit, proceeding or investigation.

The Depository shall be responsible for and shall indemnify and hold TWX harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to the Depository’s refusal or failure to comply with the terms of this Agreement, or which arise out of Depository’s recklessness, bad faith, negligence or willful misconduct or which arise out of the breach of any representation or warranty of the Depository hereunder, for which the Depository is not entitled to indemnification under this Agreement; provided, however, that Depository’s aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed one million U.S. dollars ($1,000,000).  The foregoing limitation shall not apply to losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to the Depository’s recklessness, bad faith or willful misconduct or any breach by Depository of its confidentiality obligations.

Promptly after the receipt by TWX of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation, TWX shall, if a claim in respect thereof is to be made against the Depository, notify the Depository thereof in writing.  The Depository shall be entitled to participate at its own expense in the defense of any such claim or proceeding.  In the event that the Depository assumes the defense of any such suit or other legal action or proceeding, TWX agrees to cooperate fully in such defense as and if requested by the Depository.  In addition, if the Depository assumes the defense of any such suit, or other legal action or proceeding notwithstanding any other provision hereof, TWX shall not be entitled to reimbursement of counsel fees for separate counsel TWX may retain with respect to such suit or other legal action or proceeding.  For the purposes of this Section 13, the term “expense or loss” means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled with the express written consent of TWX, and all reasonable, documented and itemized costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit, proceeding or investigation.

14.         Further Assurances

(a)  From time to time and after the date hereof, TWX shall deliver or cause to be delivered to the Depository such further documents and instruments and shall do and cause to be done such further acts as the Depository shall reasonably request (it being understood that the Depository shall have no obligation to make any such request) to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

(b)  From time to time after the date hereof, TWX shall provide such assistance and shall do and cause to be done such further acts as TWCable and BNYMellon shall reasonably request to enable TWCable and BNYMellon to obtain documents, records and instruments from the Depository in such form and medium as TWCable shall reasonably request including, without limitation, providing the name, phone number and email address of a contact person at the Depository.

15.        TWCable Obligations

(a)  After the date hereof, in connection with the Distribution, TWCable shall deliver or cause to be delivered to the Depository any documents and instruments (including any documents and instruments relating to any shares of TWCable Capital Stock issued as payments or dividends during the TWX Deposit Period) and shall do and cause to be done such further acts as TWX and the Depository shall reasonably request to enable the Depository to carry out the provisions and purposes of this Agreement.

(b)  If during the TWX Deposit Period TWCable’s stockholders vote on or consent to any matter, TWCable shall deliver or shall cause to be delivered to TWX and the Depository written notice indicating how the shares of TWCable Capital Stock (other than the Deposited Stock) have been voted or consented in order to enable the Depository to comply with Section 4 of this Agreement.

16.        Termination

This Agreement shall remain in effect until the earlier of (i) the completion of the Distribution, (ii) notification to the Depository in writing by TWX of the termination of the Separation Agreement in accordance with its terms prior to the Distribution Record Date, (iii) the termination by the Depository upon a material breach of this Agreement, which remains uncured for 30 days after written notice of such breach has been provided; provided, however, that prior to the effectiveness of the termination of this Agreement, TWX will use its best efforts to secure the services of a comparable depository which shall enter into a deposit and distribution agreement with TWX and TWCable that has the same terms as the Agreement (other than any negotiated fees) and is reasonably acceptable to TWCable; or, (iv) 10 days’ written notice from TWX of its intent to terminate this Agreement; provided, however, that within 10 days of the delivery of such notice and in any event prior to the effectiveness of the termination of this Agreement, TWX will secure the services of a comparable depository which shall enter into a deposit and distribution agreement with TWX and TWCable that has the same terms as the Agreement (other than any negotiated fees) and is reasonably acceptable to TWCable; provided further, however, that in no event shall this Agreement terminate pursuant to clauses (i), (ii) or (iv) of this Section 16 if, at such time, TWCable has paid the Special Dividend and the Separation Agreement has not been terminated in accordance with its terms.

17.         Notices

All written reports, notices and other communications between the Depository and TWX required or permitted hereunder shall be delivered or mailed by first-class mail, postage prepaid, telecopier or overnight courier guaranteeing next-day delivery, addressed as follows:

If to TWX, to:

Time Warner Inc.
One Time Warner Center
New York, NY 10019
Attn:  General Counsel
Fax:     (212) 484-7167

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention:  Richard Hall
Fax:  (212) 474-3700

If to the Depository, to:

Computershare Trust Company, N.A.
c/o Computershare Inc.
250 Royall Street
Canton, MA 02021
Attn:  Reorganization Department
Fax:     (781) 575-2152

If to TWCable, to:

Time Warner Cable Inc.
One Time Warner Center
North Tower
New York, NY 10019
Attn:  General Counsel
Fax:     (704) 973-6201

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attn:   Robert B. Schumer
            Ariel J. Deckelbaum
Fax:     (212) 757-3990

18.        Unclaimed Property and Lost Shares

The Depository shall report unclaimed property with respect to cash-in-lieu of fractional shares to each state in compliance with state laws and shall comply with Section 17Ad-17 of the Securities Exchange Act of 1934, as amended.  The Depository will charge TWX its standard fees plus out-of-pocket expenses (including the cost of due diligence mailings) for such services.  TWCable shall instruct BNYMellon to report unclaimed property with respect to the Deposited TWCable Stock to each state in compliance with state laws as well as Section 17Ad-17 of the Securities Exchange Act of 1934, as amended, and, upon receiving a request from TWX, TWCable shall promptly send, or cause to be sent, to TWX a copy of the reports that are filed from BNYMellon.

19.         Governing Law

               (a)  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof, except to the extent the laws of the State of Delaware are mandatorily applicable to any of the transactions contemplated by this Agreement.  Each party (a) hereby consents to the personal jurisdiction of any New York state court or any Federal court located in the State of New York or the State of Delaware or any Delaware state court in the event any dispute arises under this Agreement, (b) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) shall not bring any action under this Agreement in any court other than any New York state court or any Federal court located in the State of New York or the State of Delaware or any Delaware state court.

(b)  TWX and TWCable, solely with respect to each other and not with respect to any other party to this Agreement, hereby waive any right to trial by jury with respect to any action related to or arising out of this Agreement.  For the avoidance of doubt, the Depository does not waive the right to trial by jury with respect to any party to this Agreement and TWX does not waive its right to trial by jury with respect to the Depository.

(c)  Notwithstanding anything to the contrary contained herein, nothing herein shall in any manner limit the rights or remedies that the parties hereto may have under applicable law including, without limitation, common law or equitable principles with respect to the performance of this Agreement.

20.        Assignment

(a)  Except as provided in Section 20(b) below, neither this Agreement nor any rights or obligations hereunder may be assigned by any party hereto without the written consent of the other parties.

(b)  The Depository may, with prior consent of TWX, subcontract with other subcontractors for systems, processing, telephone and mailing services, and post-Distribution cleanup activities, as may be required from time to time; provided, however, that the Depository shall (i) be as fully responsible to TWX and TWCable for the acts and omissions of any subcontractor as it is for its own acts and omissions and (ii) remain obligated under all of its covenants and agreements hereunder.

(c)  Except as explicitly stated elsewhere in this Agreement, nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Depository, TWX and TWCable and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Depository, TWX and TWCable.  This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and permitted assigns.

21.         Amendment

This Agreement may not be changed orally or modified, amended or supplemented without an express written agreement executed by each of the Depository, TWX and TWCable.

22.         Counterparts

This Agreement may be executed in separate counterparts, each of which when executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.  Any counterpart or other signature hereupon delivered by a party by facsimile or other electronic means shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

23.         No Other Binding Commitments with Third Parties

This Agreement does not constitute an agreement for a partnership or joint venture between the parties.  None of the parties to this Agreement shall make any commitments with third parties that are binding on any other party hereto without the prior written consent of such other party.

24.         Force Majeure

To the extent that a party is unable to perform its obligations under the terms of this Agreement because of acts of God, terrorist acts, strikes, equipment or transmission failure or damage reasonably beyond its control, or other causes reasonably beyond its control, such party shall not be liable for damages to the other parties for any damages resulting from such failure to perform or otherwise from such causes.  Performance under this Agreement shall resume when the affected party or parties are able to perform substantially its or their duties.

25.         Consequential Damages

Notwithstanding anything herein to the contrary, no party to this Agreement shall be liable to the other parties for any consequential, indirect, special or incidental damages under any provision of this Agreement or for any consequential, indirect, special or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

26.        Severability

If any provision of this Agreement shall be held invalid, unlawful or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

27.         Confidentiality; Data Security

               (a)  The terms and conditions related to confidentiality and data security as set forth in the Agreement for Stock Transfer Services made between TWX and the Depository, dated May 1, 2000 and effective March 1, 2000, as amended, shall be incorporated herein by reference to apply to any information exchanged or transactions between TWX and the Depository and, for the avoidance of doubt, shall in no manner bind TWCable or BNYMellon.

(b)  Except as may be required by law, TWCable shall keep all books, records, proprietary information (including, without limitation, the list of Eligible Holders to be provided to BNYMellon by the Depository pursuant to this Agreement and the letters of instruction issued hereunder as well as any and all data or other material, in whatever substantive form, whether or not compiled or otherwise prepared by the party receiving such information, and which has been derived or developed from or which contains or refers to any confidential or proprietary information) (the “Confidential Information”), which are exchanged or received in the performance of this Agreement in strict confidence and shall not voluntarily disclose any Confidential Information to any other person, other than BNYMellon for the express purpose of carrying out the actions required to be performed under this Agreement.  Confidential Information shall not include any information which is (i) or comes into the public domain (other than as a result of a wrongful disclosure by TWCable); (ii) rightfully received from a third party without any obligation of confidentiality; (iii) previously known to TWCable without any limitation on its use or disclosure; (iv) independently developed by TWCable without reference to any Confidential Information and without violating any of its obligations under this Agreement; (v) generally made available to third parties without restriction on disclosure; or (vi) disclosed with the prior written approval of the TWX; provided, however, that the personally identifiable information of all Eligible Holders (e.g., names, addresses, social security numbers) shall at all times be held in strict confidence regardless of whether such personally identifiable information falls into one of the categories enumerated in subclauses (i)-(vi) of this sentence.

(c)  TWCable shall inform BNYMellon of the confidential nature of the Confidential Information, and, prior to the Distribution Record Date, shall enter into an agreement in writing pursuant to which BNYMellon will be bound to use such Confidential Information solely for the purpose of carrying out this Agreement or its customary duties as transfer agent of TWCable.

(d)  Notwithstanding anything herein to the contrary, after the completion of the Distribution and at the time when Eligible Holders become TWCable stockholders and BNYMellon has entered the Eligible Holders information into its recordkeeping systems, TWCable and BNYMellon may use such information for customary purposes as issuer of the TWCable Common Stock and transfer agent, respectively.

28.         Survival

All provisions of Sections 11, 13, 14, 15, 18, 19, 21, 20 and 24-28 shall survive any termination, for any reason, of this Agreement.

29.         Merger of Agreement; Separation Agreement

This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written; provided, however, that nothing contained herein shall affect, alter, amend or otherwise modify the rights and obligations of each of TWX and TWCable and their respective Subsidiaries under the Separation Agreement.

30.         Process for Payment of Dividends on TWX Common Stock

                                The process for payment of dividends on TWX Common Stock shall be as set forth in Schedule 29 to this Agreement.

                                 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the day and year first above written.

COMPUTERSHARE TRUST COMPANY, N.A.		TIME WARNER INC.
By:	/s/ Cynthia Nisley	By:	/s/ Brenda C. Karickhoff
Name:	Cynthia Nisley	Name:	Brenda C. Karickhoff
Title:	Senior Vice President	Title:	Senior Vice President
Date:	February 24, 2009	Date:	February 25, 2009

COMPUTERSHARE INC.		TIME WARNER CABLE INC.
By:	/s/ Cynthia Nisley	By:	/s/ David A. Christman
Name:	Cynthia Nisley	Name:	David A. Christman
Title:	Senior Vice President	Title:	Senior Vice President
Date:	February 24, 2009	Date:	February 24, 2009

Schedule 1

Restricted Stock Held by Certain Directors Pursuant to Equity Compensation Plans

Name	Number of Shares of Restricted Stock

Stephen F. Bollenbach	726
Reuben Mark	726
Michael A. Miles	726

Schedule 10(c)

TWX Authorized Representatives

Brenda C. Karickhoff
Douglas S. Phillips
Janet Silverman
Gabrielle K. Haskell
Julie Y. Kim
Janice Cannon

Schedule 29

Payment of Dividends on TWX Common Stock

Conventions Applicable to Time Warner Share Repurchase Program.

                      (a)           The shares purchased under the Share Repurchase Program on the ex-dividend date (for the Distribution) through the Distribution Record Date will participate in the Distribution and the Distribution will be paid to the holder of record on the Distribution Record Date (which generally would be the person/entity from whom TWX purchased the shares).

                      (b)           TWX will not receive a Distribution on any shares purchased.  Shares received from trades settled on or before the Distribution Record Date will be transferred by DWAC on the last day of each month (including the Distribution Record Date) to the Company’s account at the Depository and will be treated as treasury stock.  Distributions on shares purchased on the ex-dividend date through the Distribution Record Date and thus not settled by the Distribution Record Date will be paid to the seller.

Conventions Applicable to Holders of Unexchanged Stock.

                      The Distribution will not be paid to the holder of any unexchanged shares of AOL LLC or Historic TW Inc. with respect to the shares of TWX Common Stock that such holder would be entitled to receive upon surrender of an AOL LLC or a Historic TW Inc. common stock certificate (each an “Unexchanged Share”) until surrender of such share certificates.  The Depository will coordinate with BNYMellon to establish a reserve of TWCable Capital Stock and to issue such reserved shares upon surrender or escheatment of an Unexchanged Share.  BNYMellon will keep the Depository informed of any adjustments made to the TWCable Capital Stock subsequent to the Distribution that may impact the number shares of TWCable Capital Stock that each Eligible Holder would be entitled to receive upon surrender of an Unexchanged Share.  For purposes of this Schedule 29, an Unexchanged Share shall also include any unexchanged shares of capital stock, the holders of which are entitled to receive either shares of AOL LLC or Historic TW Inc. common stock.

Conventions Applicable to Time Warner Equity Plans.

                      (a)           Stock Option Exercises.  If options are exercised on or before an ex-dividend date (for the Distribution) in advance of the Distribution Record Date or on the Distribution Record Date, the optionee will be paid the Distribution on the shares of TWX Common Stock issued to the optionee as a result of the exercise.  This process will be followed whether the option exercise is done as an exercise and hold (“cash exercise”), exercise and same-day sale (“cashless exercise”) or exercise using already owned shares (“stock swap”).

                      (b)           Restricted Stock/Restricted Stock Units/Performance Stock Units Vesting on the Distribution Record Date.  The Distribution will be paid on the shares of TWX Common Stock that have been delivered on or before the Distribution Record Date as a result of the vesting of restricted stock, restricted stock units or performance stock units on or before the Distribution Record Date.

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                      (c)           Unvested Restricted Stock/Restricted Stock Units on the Distribution Record Date.  Restricted stock and restricted stock units that have not vested and the underlying shares of Time Warner delivered as of the Distribution Record Date will not participate in the Distribution.

                      (d)           Deferred Compensation Accounts Using the Time Warner Crediting Valuation Method.  Deferred compensation accounts that use the Time Warner Crediting Valuation Method will not participate in the Distribution.

  (e)           Performance Stock Units.  Performance stock units that have not vested and the underlying shares of Time Warner delivered as of the Distribution Record Date will not participate in the Distribution.

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